PURE GOLD MINERALS INC. T.PUG

SUPPL

Fax:	**1-202-942-9624**
To:	**Securities & Exchange Commission – Washington, D.C.**
Attention:	**Compliance**
From:	**Debra Watkins**
Re:	**Pure Gold News Release**

03007818

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
APR 10 2003
THOMSON FINANCIAL

03 APR -7 AM 7:21

dlw 4/7

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

March 14, 2003 **TSX SYMBOL: PUG**

Rights Offering Closed – Oversubscribed

Further to the Company's news release dated January 28, 2003 regarding a Rights Offering to its shareholders who are resident in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, the Company is pleased to announce that the Offering has been fully subscribed. A total of 5,213,743 Flow-Through Units and 4,065,194 Non-Flow-Through Units (the "Units") were purchased at a price of $0.08 per unit for total proceeds of $742,000.

The Company received over-subscriptions for in excess of 4,300,000 Units. In light of the strong demand for the Company's securities and the inability to satisfy that demand under its Rights Offering, the Company is considering a brokered private placement for shareholders, the terms of which will be similar to the terms of the Rights Offering, subject to market conditions at the time of announcement.

The Company wishes to thank its shareholders who participated and contributed to the success of its Rights Offering and joins in their wishes for a successful exploration year ahead. See below.

Exploration Review

Northwest Territories/Nunavut

Pure Gold Minerals Inc. (the "Company") is pleased to report the planned 2003 winter field program is expected to be underway on the company's Slave Joint Venture properties in the next few weeks. Exploration will focus on several high priority targets that have been identified through results from recently completed airborne geophysics, kimberlite indicator mineral sampling, prospecting and geological mapping. The winter program will include ground geophysics to define drill targets followed by diamond drilling. The 2003 budget has been estimated at $2,000,000. The Company's portion is approximately 10% or $200,000.

Alberta Joint Venture – Buffalo Hills Project

The recently completed winter exploration program within the Buffalo Hills project was very successful. Diamond drilling resulted in the discovery of two new kimberlites K296 and K300 and potentially a new kimberlite vent associated with kimberlite K6. Both new kimberlites were discovered based on EM geophysical anomalies associated with weak magnetic anomalies. This unique geophysical feature has previously only been found associated with K252, the kimberlite that returned a diamond recovery of 55 carats per hundred tones, by far the highest in the region. Material from all three of these kimberlites will be tested for diamonds by caustic dissolution at Ashton's North Vancouver laboratory. Results are expected in the second quarter.

Ashton is the operator of the exploration programs and is responsible for their design and conduct and the verification and quality assurance of analytical results.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca